Exhibit 99.1

Pan American Silver and Minefinders announce securityholder approval of the arrangement

VANCOUVER, March 26, 2012 /CNW/ - Pan American Silver Corp. ("Pan American") (TSX: PAA; NASDAQ: PAAS) and Minefinders Corporation Ltd. ("Minefinders") (TSX: MFL; NYSE/AMEX: MFN) are pleased to announce the positive results of their respective shareholder votes to approve the previously announced plan of arrangement (the "Arrangement") whereby Pan American will acquire all of the issued and outstanding common shares of Minefinders.

79.78% of the Pan American shares represented at Pan American's special shareholders' meeting held earlier today were voted in favour of an ordinary resolution authorizing the issuance of up to 53,666,003 Pan American common shares in connection with the Arrangement.

99.79% of the Minefinders shares represented at Minefinders' special securityholders' meeting held earlier today were voted in favour of the special resolution approving the Arrangement.  In addition, 99.63% of the votes cast by Minefinders' shareholders and Minefinders optionholders, voting together as a single class at the meeting, were voted in favour of the special resolution approving the Arrangement.

Minefinders will apply for a final order of the Superior Court of Justice of Ontario approving the Arrangement on Wednesday, March 28, 2012 and, assuming receipt of court approval, Pan American and Minefinders expect the Arrangement to be effective on or about Friday, March 30, 2012.

Geoff Burns, Pan American's President and CEO, said: "We are extremely pleased with our shareholders' support for this logical and strategic transaction.  This acquisition helps us advance our goal to be the leading low-cost primary producer of silver in the world, while at the same time significantly de-risks our overall portfolio of assets.  We look forward to integrating Minefinders' portfolio of assets with ours.  In particular the Dolores mine adds a very long-life, low cost silver producing asset for us in Mexico.  I would also like to take this opportunity to welcome Minefinders' employees into the Pan American Silver family."

Mark Bailey, Minefinders' President and CEO, said: "The overwhelmingly positive response to the Arrangement by our shareholders reinforces our view that the combination of the two companies is in the best interests of shareholders.  For our shareholders, the combination with Pan American represents an exciting next step as they gain exposure to an exceptional portfolio of world-class producing and development assets."

Minefinders shareholders with questions regarding the deposit of Minefinders shares to the Arrangement can contact Kingsdale Shareholder Services Inc. at 1-877-659-1818 or by email at contactus@kingsdaleshareholder.com.

About Pan American

Pan American's mission is to be the world's largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves. It has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad project in Chubut, Argentina, and is the operator of the La Preciosa project in Durango, Mexico.  For more information about Pan American, please visit Pan American's website at www.panamericansilver.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information about Minefinders, please visit Minefinders' website at www.minefinders.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, "WILL", "COULD", "EXPECT"", "MAY", "ADVANCE" AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: OBTAINING THE FINAL ORDER OF THE SUPREME COURT OF ONTARIO FOR THE APPROVAL OF THE ARRANGEMENT AND CLOSING OF THE ARRANGEMENT.

THESE STATEMENTS REFLECT THE COMPANIES' CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANIES, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANIES HAVE MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANIES' BUSINESSES; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING, AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANIES MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANIES DO BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; PAN AMERICAN'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANIES' TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO THE COMPANY'S BUSINESS" IN THE COMPANIES' MOST RECENT FORMS 40-F AND ANNUAL INFORMATION FORMS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANIES HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANIES DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

%CIK: 0000771992

For further information:

Pan American's Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

Minefinders' Information Contact

Jonathan Hackshaw
Director of Corporate Communications
(604) 687-6263 extension 113
jon@minefinders.com
www.minefinders.com

CO: Pan American Silver Corp.

CNW 20:15e 26-MAR-12